UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

 GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 4, 2023 titled “Restoring Indico Field Production in the CPO-5 block. Second Exploration Success in the Llanos 123 Block. New Exploration Success in Ecuador”

 Item 1

FOR IMMEDIATE DISTRIBUTION

RESTORING INDICO FIELD PRODUCTION IN THE CPO-5 BLOCK

SECOND EXPLORATION SUCCESS IN THE LLANOS 123 BLOCK

NEW EXPLORATION SUCCESS IN ECUADOR

Bogota, Colombia – October 4, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, provides an update on operations in the CPO-5 (GeoPark non-operated, 30% WI), Llanos 123 (GeoPark operated, 50% WI-Hocol 50% WI), Llanos 87 (GeoPark operated, 50% WI-Hocol 50% WI), Llanos 34 (GeoPark operated, 45% WI) and Perico (GeoPark non-operated, 50% WI) blocks.

Colombia

Production Back Online in the CPO-5 Block

In late September 2023, the operator of the CPO-5 block received approval from the regulator (Agencia Nacional de Hidrocarburos, ANH) to resume production at the Indico 6 and Indico 7 wells.

The Indico 7 well restarted production in late September 2023 and is gradually increasing its production, targeting to reach 4,000 bopd gross in the next few days. The Indico 6 well restarted production on October 1, 2023 and is also expected to gradually increase its production to approximately 4,000 bopd gross.

The Indico 6 and Indico 7 wells have the potential to increase and stabilize their combined production at approximately 9,000 bopd gross before year-end, depending on reservoir performance.

These two wells were drilled in late 2022 and have been shut-in1 following the ANH request that the operator suspend production until certain required surface facilities were completed.

Current Drilling Activities in the CPO-5 Block

The operator spudded the Halcon 1 exploration well on September 29, 2023, targeting the exploration potential of the Barco (Guadalupe) formation in the northern part of the CPO-5 block, closer to the southern part of the Llanos 34 block.

New Exploration Success in the Llanos Basin

Llanos 123 Block – Second Exploration Success

The Toritos 1 exploration well reached total depth in September 2023 with logging information indicating hydrocarbon potential in the Barco (Guadalupe) and Gacheta formations. Testing activities are ongoing and the well is currently producing approximately 1,400 bopd of 14 degrees API with a 1% water cut from the Barco (Guadalupe) formation. The complete testing program is underway and additional production history will be required to determine stabilized flow rates of the well and the extent of the reservoir.

The Saltador 1 well2 was the first exploration success in the Llanos 123 block. It continues to produce approximately 765 bopd of 16 degrees API with 3% water cut from the Barco (Guadalupe) formation.

The Llanos 123 block is currently producing over 2,100 bopd gross, and its production is already being delivered to GeoPark’s off-takers.

Based on these positive results, GeoPark is adding a new exploration well in the Llanos 123 block, the Bisbita Centro 1 well, targeting an exploration prospect located 1.5 km south of Saltador 1, to be spudded in early 4Q2023 (subject to joint venture approval).

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1 Indico 6 was shut in in December 2022 and Indico 7 was shut in in early January 2023.

2 The Saltador 1 well started testing in July 2023.

Current Drilling Activities in the Llanos 87 Block

GeoPark is targeting to spud the Zorzal Este 1 exploration well this week, which is expected to reach total depth in mid-November 2023.

Horizontal Well Drilling Campaign in the Llanos 34 Block

In the Llanos 34 block, GeoPark drilled and completed the third horizontal well which is currently initiating production tests in the Mirador formation.

This well was drilled 36% faster, with 18% lower drilling costs, and a 172% longer lateral length compared to the first horizontal well.

GeoPark already spudded the fourth horizontal well, expected to reach total depth in early-November 2023. A fifth horizontal well is expected to spud by mid-October 2023.

Ecuador

New Exploration Success in the Perico Block

The Perico Centro 1 exploration well reached total depth in September 2023 with preliminary logging information indicating hydrocarbon potential in the U-sand formation. The well was completed and is initiating testing with current production of approximately 800 bopd of 28 degrees API with 1% water cut.

The Yin 2 well reached total depth in late July 2023. Preliminary logging information confirmed development potential in the Hollin formation and also encountered a new zone with 40 feet of potential net pay in the U-sand formation. The Yin 2 well started production tests by mid-August 2023 and is currently producing approximately 767 bopd of 30 degrees API with 1% water cut from the U-sand formation.

Based on these positive results, GeoPark and its joint venture partner are adding a new appraisal well, the Perico Norte-4, to be spudded in early-October 2023.

GeoPark plans to publish its 3Q2023 operational update in mid-October 2023.

Other News

GeoPark Appoints New Chief Exploration Officer

GeoPark is pleased to announce the appointment of James Deckelman to the position of Chief Exploration Officer. James is a highly successful explorer with over 25 years of experience in Latin America, the Middle East, Africa, Southeast Asia and North America, leading projects ranging from ultra-deepwater to unconventional. James added over a billion barrels of recoverable resources for companies including ConocoPhillips, BP and Talisman Energy. In Latin America, James has led projects and transactions in Colombia, Venezuela, Peru, Ecuador, Mexico, Brazil and Argentina.

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “Thanks and congratulations to the GeoPark team for the new exploration successes in our premium acreage in Colombia and Ecuador. We have developed new prospects with joint venture partners, pursued a horizontal drilling campaign fast and successfully, put production back online, and strengthened and expanded our leadership and technical capabilities. We are executing an exciting multi-year drilling program which is yielding real, tangible results.”

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the Invest with Us section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, production guidance, shareholder returns, Adjusted EBITDA, capital expenditures, cash income taxes and free cash flow, as well as tax obligations to be paid during 2023. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC’s definitions for such terms. GeoPark uses certain terms in this press release, such as “PRMS Reserves” that the SEC’s guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: October 4, 2023